Press Release

[Graphic omitted] Ahold

                                                   Royal Ahold
                                                   Corporate Communications

                                            Date:  July 28, 2003
                            For more information:  +31.75.659.5720

Ahold announces further personnel changes

Zaandam, The Netherlands, July 28, 2003 - Ahold today announced that Jan Hommen, Vice Chairman and Finance Director of Royal Philips and a member of Ahold's Supervisory Board, was recently appointed as Chairman of Ahold's Audit Committee. This appointment, as well as the recent appointment of Anders Moberg as acting Chief Executive Officer of Ahold, will allow Henny de Ruiter to focus his attention on his duties as Chairman of Ahold's Supervisory Board, whilst continuing to serve as a member of the Audit Committee.

As indicated in Ahold's July 1, 2003 announcement, Ahold is continuing the process of making additional personnel changes. Bert Verhelst has recently resigned from his position as Senior Vice President Administration and will take early retirement as of January 2004. As previously announced, Joost Slipenbeek has been appointed to replace Bert Verhelst in the position of Senior Vice President Controller of Ahold.

Ahold Corporate Communications:  +31.75.659.5720

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31(0)75 659 5720
http://www.ahold.com                              Fax:    +31(0)75 659 8302